EXHIBIT 3.6

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

of

SERIES D CONVERTIBLE PREFERRED STOCK OF CRUZANI, INC.

Cruzani, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Corporation"), hereby certifies that the Board of Directors of the Corporation (the "Board of Directors" or the "Board"), pursuant to authority of the Board of Directors as required by applicable law, and in accordance with the provisions of its certificate of incorporation and by-laws, has authorized and hereby authorizes a series of the Corporation's previously authorized Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the voting powers, designations, preferences, limitations, restrictions and relative rights thereof, as follows:

Capitalized terms used and not otherwise immediately defined are defined in Section 10 below.

1. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the "8% Series D Convertible Preferred Stock" (the "Series D Preferred Stock") and the number of shares so designated shall be 125,000.

2. Stated Value; Dividends.

a Stated Value. The par value of each issued share of Series D Preferred Stock shall be $0.0001 per share, and the stated value of each issued share of Series D Preferred Stock shall be deemed to be $2.00 (the "Stated Value").

b. Dividends. Before any dividends shall be paid or set aside for payment on any Junior Security of the Corporation, each holder of the Series D Preferred Stock shall be entitled to receive dividends, in the manner provided herein, payable on the Stated Value of the Series D Preferred Stock at a rate of 8% per annum, which shall be cumulative and be due and payable in shares of Common Stock on the Conversion Date (as defined below) or in cash on the Redemption Date (as defined below), in each case as provided below (the applicable date of payment, a "Dividend Date"). Such dividends shall accrue from the date of issue of each share of Series D Preferred Stock, whether or not declared, through the Dividend Date. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date.

Dividends shall be payable to holders of record of the Series D Preferred Stock as they appear on the stock books of the Corporation on the Dividend Date.

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Except as provided in the following paragraph, if the dividend on the Series D Preferred Stock shall not have been paid or set apart in full for the Series D Preferred Stock when payable, the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for, or any other distributions paid made on, or any payments made on account of the purchase, redemption or retirement of, the Common Stock or any other Junior Security. When dividends are not paid in full upon the shares or fractions of a share of Series D Preferred Stock and any shares pari passu with the Series D Preferred Stock, all dividends declared upon this series and any other shares pari passu with the Series D Preferred Stock shall be declared, pro rata, so that the amount of dividends declared per share or fraction of a share on this Series D Preferred Stock and such other shares pari passu with the Series D Preferred Stock shall in all cases bear to each other the same rates that accrued dividends per share on the shares of Series D Preferred Stock and such other shares pari passu with the Series D Preferred Stock bear to each other.

3. Voting.

a Voting Rights. Except as provided in Section 3(b) below or as required by law, holders of the shares of Series D Preferred Stock shall not have the right to vote on any matter as to which shareholders are required or permitted to vote. Only in the case of a vote to be taken pursuant to Section 3(b) below or when required by law, each Holder of the shares of Series D Preferred Stock shall have the right to the number of votes equal to the number of Conversion Shares then issuable upon conversion of the Series D Preferred Stock held by such Holder.

b. Limitations on Corporate Actions. Notwithstanding anything to the contrary in Section 3(a) above, as long as any shares of Series D Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote of the holders of no less than sixty-six and 2/3 percent (66 2/3%) of the then-outstanding shares of Series D Preferred Stock, consenting or voting (as the case may be) as a separate class from the Common Stock, either directly or by amendment, merger, consolidation or otherwise:

(i) amend its certificate of incorporation in any manner that adversely affects the rights of the Holders;

(ii) alter or change adversely the voting or other powers, preferences, rights, privileges, or restrictions of the Series D Preferred Stock contained herein or alter or amend this Certificate of Designations;

(iii) redeem, purchase or otherwise acquire directly or indirectly any Junior Securities or any shares pari passu with the Series D Preferred Stock;

(iv) directly or indirectly pay or declare any dividend or make any distribution in respect of, any Junior Securities, or set aside any monies for the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or any shares pari passu with the Series D Preferred Stock;

(v) until the date that is twelve (12) months following the initial Closing, authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 4 below) senior to the Series D Preferred Stock;

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(vi) issue or incur any indebtedness or other obligation to pay money that is convertible into or exchangeable for shares of Common Stock (or into or for any other security that is convertible into or exchangeable for shares of Common Stock)); or

(vii) enter into any agreement with respect to any of the foregoing.

4. Liquidation, Dissolution, or Winding-Down.

a Payments to Holders of Series D Preferred Stock. Upon any liquidation, dissolution or winding-down of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders of the shares of Series D Preferred Stock shall be paid in cash, before any payment shall be paid to the holders of Common Stock, or any other Junior Securities, an amount for each share of Series D Preferred Stock held by such holder equal to 140% of the Stated Value thereof plus any dividends accrued but unpaid thereon (such applicable amount payable with respect to a share of Series D Preferred Stock sometimes being referred to as the "Individual Series D Preferred Liquidation Preference Payment" and with respect to all shares of Series D Preferred Stock in the aggregate sometimes being referred to as the "Aggregate Series D Liquidation Preference Payment"). If, upon such liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets available to be distributed among the holders of shares of Series D Preferred Stock shall be insufficient to permit payment to the holders of Series D Preferred Stock of an aggregate amount equal to the Aggregate Series D Liquidation Preference Payment, then the holders of shares of Series D Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b. Payments to Holders of Junior Securities. After the payment of all preferential amounts required to be paid to the holders of the Series D Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation senior to or on a parity with the Series D Preferred Stock, the holders of Junior Securities then outstanding shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders as otherwise set forth in the Corporation's certificate of incorporation.

5. Conversion. The holders of Series D Preferred Stock shall have conversion rights as follows.

a Optional Conversion. Each share of Series D Preferred Stock together with accrued but unpaid dividends thereon shall be convertible at the option of the Holder thereof, in whole or in part, at any time, without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value per share being converted plus accrued and unpaid dividends thereon by the Series D Conversion Price in effect at the time of conversion. The "Series D Conversion Price" per share of Common Stock shall be $0.0015 (the "Fixed Price"), provided, however, that the Series D Conversion Price shall be subject to adjustment as provided herein. The Fixed Price shall be subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Corporation relating to the Corporation's securities or the securities of any subsidiary of the Corporation, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). If at any time the Series D Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Series D Conversion Price hereunder may equal such par value of the Common Stock for such conversion and the conversion amount for such conversion may be increased to include Additional Principal, where "Additional Principal" means such additional amount to be added to the conversion amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Series D Conversion Price not been adjusted by the Holder to the par value price of the Common Stock.

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b. Notice of Conversion. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a "Notice of Conversion"). Each Notice of Conversion shall specify the number of shares of Series D Preferred Stock to be converted, the number of shares of Series D Preferred Stock owned prior to the conversion at issue, the number of shares of Series D Preferred Stock owned subsequent to the conversion at issue and the Conversion Date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Corporation. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. To effect conversions of shares of Series D Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series D Preferred Stock to the Corporation unless all of the shares of Series D Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series D Preferred Stock promptly following the Conversion Date at issue. Certificates representing the Series D Preferred Stock shall have the following legend:

THE HOLDER AND ANY ASSIGNEE OR TRANSFEREE, BY ACCEPTANCE OF THIS STOCK CERTIFICATE, ACKNOWLEDGE AND AGREE THAT, PURSUANT TO SECTION 5.B. OF THE CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE SERIES D CONVERTIBLE PREFERRED STOCK, THE NUMBER OF SHARES REFLECTED ON THE FACE OF THIS CERTIFICATE MAY NOT BE THE ACTUAL NUMBER OF SHARES HELD BY THE HOLDER OR ASSIGNEE. PLEASE INQUIRE WITH THE CORPORATION AS TO THE ACTUAL NUMBER OF SHARES EVIDENCED BY THE CERTIFICATE.

c. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series D Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation's option. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series D Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

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d. Mechanics of Conversion.

i Issuance of Common Stock upon Conversion. Not later than two (2) Trading Days after each Conversion Date (the "Share Delivery Date"), the Corporation shall issue, or cause to be issued, to the converting Holder the number of shares of Common Stock being acquired upon the conversion of shares of Series D Preferred Stock, in uncertificated book- entry form on the stock ledger of the Corporation's Common Stock, and shall send to the registered holder of such shares of Common Stock any notice or statement required by the Nevada General Corporation Law. All shares of Series D Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Share Delivery Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor as provided herein, and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided herein.

ii. Obligation Absolute; Damages. The Corporation's obligation to issue and deliver the Conversion Shares upon conversion of Series D Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder.

e. Reservation of Shares Issuable upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series D Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series D Preferred Stock, not less than 300% of such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of all outstanding shares of Series D Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and non-assessable.

f. Beneficial Ownership Limitations. Notwithstanding anything to the contrary herein, in no event shall the holder be entitled to convert any portion of the Series D Preferred Stock in excess of that portion of the Series D Preferred Stock upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series D Preferred Stock or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of Conversion Shares issuable upon the conversion of the portion of the Series D Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock. For purposes of the proviso set forth in the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, however, that the limitations on conversion may be waived (up to 9.99%) by the Holder upon, at the election of the Holder, not less than 61 days' prior notice to the Corporation, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

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6. Certain Adjustments.

a. Reorganization, Reclassification, Consolidation, Merger or Sale. At any time while the Series D Preferred Stock is outstanding, if any recapitalization, reclassification or reorganization of the capital stock of the Corporation, or any consolidation or merger of the Corporation with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Corporation whereby the Holders shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Corporation immediately theretofore purchasable and receivable upon the conversion of the Series D Preferred Stock) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full conversion of the Series D Preferred Stock. In the event of any Organic Change, appropriate provision shall be made by the Corporation with respect to the rights and interests of the Holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Series C Conversion Price) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion thereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to each Holder at the last address of such Holder appearing on the books of the Corporation, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Corporation shall cause to be mailed to each Holder at its last address as it shall appear on the books and records of the Corporation, at least ten (10) calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securitie. s, cash, or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Each Holder is entitled to convert such Holder's Series D Preferred Stock during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation oflaw.

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b. Adjustment to Series D Conversion Price. The calculation of the Series D Conversion Price shall be adjusted consistent with the provision of this Section 6 should any of the events described in this Section 6 take place. If the Series D Conversion Price on the date in which the Holder actually receives the Common Stock with respect to any conversion of the Series D Preferred Stock (each a "Share Delivery Date") is less than the Series D Conversion Price in the respective Notice of Conversion, then the Series D Conversion Price in the respective Notice of Conversion shall be retroactively adjusted downward to equal the Series D Conversion Price on the Share Delivery Date.

c. Adjustment to Series D Conversion Price Resulting from Certain Financings . In the event that at any time while shares of Series D Preferred Stock are outstanding, the Corporation issues Additional Shares of Common Stock for a consideration per share of Common Stock, or with an exercise or conversion price per share of Common Stock, less than the Series D Conversion Price in effect immediately prior to such issue (the "Lower Price"), the Series D Conversion Price will be automatically reduced to equal the Lower Price. For purposes of the foregoing, "Additional Shares of Common Stock" shall mean all shares of Common Stock and all Common Stock Equivalents issued by the Corporation after the Initial Issuance Date.

7. Optional Redemption. Shares of the Series D Preferred Stock shall be redeemable, in whole or in part, at the option of the Corporation, by resolution of its Board of Directors, in cash, at any time during the initial 60 calendar day period after the issuance of the respective Series D Preferred Stock, subject to the Redemption Notice requirements below, at a price per share equal to 125% of the Stated Value plus the amount of accrued but unpaid dividends thereon, provided, however, that 125% shall be replaced with 140% if the Corporation exercises its option to redeem the Series D Preferred Stock after the initial 60 calendar day period. The Corporation shall provide written notice to all holders of record of shares of Series D Preferred Stock specifying the time (the "Redemption Date") and place of such redemption (the "Redemption Notice"), at their respective addresses as the same shall appear on the stock books of the Corporation, but no failure on the part of the shareholder to receive such notice and no defect in the wording of the notice shall affect the validity of the proceedings adopted with respect to the redemption of any such shares. The Redemption Notice shall be given not less than ten (10) Trading Days prior to the Redemption Date. After the Corporation has furnished its Redemption Notice, each holder of shares of Series D Preferred Stock called for redemption may, on or before the close of the last business day preceding the designated Redemption Date, convert such shares into shares of Common Stock in accordance with the conversion privileges set forth herein. Shares of the Series D Preferred Stock shall be redeemable, in whole or in part, at the option of the respective holder of the Series D Preferred Stock, in cash, immediately upon the earlier of (i) the date of the Corporation's consummation of its next offering of equity or debt securities in an amount of $1,000,000.00 or more on or after the Initial Issuance Date of the Series D Preferred Stock or (ii) the date in which the Corporation's Common Stock is publicly traded on an exchange. If the Holder exercises its right for redemption of its Series D Preferred Stock, the Corporation shall redeem the respective Series D Preferred Stock within five (5) Business Days of the Holder's redemption, in cash, at a price per share equal to 140% of the Stated Value plus the accrued but unpaid dividends thereon.

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8. Status of Series D Preferred Stock Converted or Reacquired. Shares of Series C Preferred Stock converted into Common Stock or reacquired by the Corporation in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Nevada) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series, and may be redesignated and reissued as part of any series of the preferred stock.

9. Further Adjustments. All expenses incurred by Holder, for the issuance and clearing of the Common Stock into which the Series D Preferred Stock is convertible into, shall immediately and automatically be added to the balance of the Stated Value of the remaining Series D Preferred Stock held by such Holder at such time as the expenses are incurred by Holder. The Default Conversion Price shall mean fifty five percent multiplied by the lowest one (1) trading price of the Common Stock during the thirty Trading Day period ending, in Holder's sole discretion on each conversion, on either (i) the last complete trading day prior to the Conversion Date or (ii) the Conversion Date. If an Event of Default (as defined herein) occurs, then the Series D Conversion Price may, at the sole option of the Holder on each conversion, equal the Default Conversion Price.

10. Section 3(a)(9) or 3(a)(l 0) Transaction. So long as any of the Series D Preferred Stock remain unconverted, the Corporation shall not enter into any transaction or arrangement structured in accordance with, based upon, or related or pursuant to, in whole or in part, either Section 3(a)(9) of the Securities Act (a "3(a)(9) Transaction") or Section 3(a)(l0) of the Securities Act (a "3(a)(IO) Transaction"). In the event that the Corporation does enter into, or makes any issuance of Common Stock related to a 3(a)(9) Transaction or a 3(a)(10) Transaction, despite such prohibition, then a liquidated damages charge of 100% of the Stated Value of the outstanding Series D Preferred Stock, but not less than $25,000, will be assessed and will become immediately due and payable to the Holder in the form of cash payment or Common Stock (in Holder's sole discretion) (subject to beneficial ownership limitations as provided herein such that tranches of Common Stock may be required to be issued).

11. Dilutive Issuance. If the Corporation, at any time while any of the Series D Preferred Stock remain unconverted, issues, sells or grants (or has issued, sold or granted as of the Initial Issuance Date, as the case may be) any option to purchase, or sells or grants any right to reprice, or otherwise disposes of, or issues (or has sold or issued, as the case may be, or announces any sale, grant or any option to purchase or other disposition), any Common Stock or other securities convertible into, exercisable for, or otherwise entitle any person or entity the right to acquire, shares of Common Stock (including, without limitation, upon conversion of any convertible notes or warrants outstanding as of or following the Initial Issuance Date), in each or any case at an effective price per share that is lower than the then Series D Conversion Price (such lower price, the "Base Conversion Price" and such issuances, collectively, a "Dilutive Issuance") (it being agreed that if the holder of the Common Stock or other securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Series D Conversion Price, such issuanceshall be deemed to have occurred for less than the Series D Conversion Price on such date of the Dilutive Issuance), then the Series D Conversion Price shall be reduced, at the option of the Holder, to a price equal the Base Conversion Price.

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12. Definitions. As used herein, the following terms shall have the following meanings:

a	"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Holder, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

b.	"Business Day" means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

c.	"Closing Price" of the Common Stock on any given day shall be the last sale price, regular way, of the Common Stock or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the Common Stock, in each case on the Principal Market.

d	"Common Stock" means the Corporation's common stock, par value $0.01 per share.

e.	"Common Stock Equivalents" means any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

f	"Conversion Date" with respect to any share of Series D Preferred Stock means any day on which such share is to be converted into common stock pursuant to Section 5.

g.	"Conversion Shares" means, collectively, the shares of Common Stock issuable upon con version of the shares of Series D Preferred Stock in accordance with the terms hereof.

h	"Holder" means a holder of Series D Preferred Stock.

i	"Initial Issuance Date" means the date on which the first share of Series D Preferred Stock is issued by the Corporation.

J.	"Junior Securities" means the Common Stock and all other securities of the Corporation, including Common Stock Equivalents of the Corporation, other than those securities which are explicitly senior or pari passu to the Series D Preferred Stock in dividend rights or liquidation preference.

k	"Original Issue Date" the date the Corporation initially issues shares of Series D Preferred Stock, regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share.

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l	"Person" shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

m	"Principal Market" means the primary national or regional stock exchange on which the Common Stock is listed, or if not so listed, OTC Markets, if quoted thereon, is open for the transaction of business

n	"SEC" means the United States Securities and Exchange Commission.

o.	"Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

p.	"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

q.	"Subsidiary " shall mean any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the total voting power is, at the time, owned or controlled, directly or indirectly, by the Corporation or one or more of the other Subsidiaries of the Corporation or a combination thereof.

r.	"Trading Day" means any day on which the Common Stock is traded on the Principal Market.

13. Governing Law. The rights and designations of the Series D Preferred Stock shall be governed by and construed in accordance with the laws of the State of Kansas without regard to principles of conflicts of laws. Any action brought by either the Company or the Holder against the other concerning the transactions contemplated by the rights and designations of the Series D Preferred Stock shall be brought only in the state and/or federal courts of Johnson County, Kansas. The Company and the Holder hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The Company and Holder waive trial by jury. In the event that any provision of this rights and designations of Series D Preferred Stock or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this rights and designations of Series D Preferred Stock or any other Transaction Document by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

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14. Events of Default. The occurrence of any of the following event(s) shall be deemed an "Event of Default":

14.1 Failure to Redeem. The Corporation fails to redeem the Series D Preferred Stock within six (6) months after the issuance of the respective Series D Preferred Stock.

14.2 Conversion and the Shares. The Corporation fails to reserve a sufficient amount of shares of common stock as required under the terms of this Series D Preferred Stock, fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Series D Preferred Stock, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Series D Preferred Stock as and when required by this Series D Preferred Stock, the Corporation directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Series D Preferred Stock as and when required by this Series D Preferred Stock, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Series D Preferred Stock as and when required by this Series D Preferred Stock (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for two (2) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Corporation to remain current in its obligations to its transfer agent. It shall be an event of default of this Series D Preferred Stock, if a conversion of this Series D Preferred Stock is delayed, hindered or frustrated due to a balance owed by the Corporation to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Corporation's transfer agent in order to process a conversion, such advanced funds shall be paid by the Corporation to the Holder within five (5) business days, either in cash or as an addition to the balance of the Stated Value of the Series D Preferred Stock, and such choice of payment method is at the discretion of the Corporation.

14.3 Breach of Covenants. The Corporation breaches any material covenant or other material term or condition contained in the rights and designations of this Series D Preferred Stock and any collateral documents and such breach continues for a period of three (3) days after written notice thereof to the Corporation from the Holder or after five (5) days after the Corporation should have been aware of the breach.

14.4 Breach of Representations and Warranties. Any representation or warranty of the Corporation made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Series D Preferred Stock.

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14.5 Receiver or Trustee. The Corporation or any subsidiary of the Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

14.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Corporation or any subsidiary of the Corporation or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded, or unstayed for a period of ten (10) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

14.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Corporation or any subsidiary of the Corporation.

14.8 Delisting of Common Stock. The Corporation shall fail to maintain the listing or quotation of the Common Stock on the Principal Market or an equivalent replacement exchange, the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange, or the NYSE American.

14.9 Failure to Comply with the Exchange Act. The Corporation shall fail to comply with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in its filings), and/or the Corporation shall cease to be subject to the reporting requirements of the Exchange Act.

14.10 Liquidation. Any dissolution, liquidation, or winding up of Corporation or any substantial portion of its business.

14.11 Cessation of Operations. Any cessation of operations by Corporation or Corporation admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Corporation's ability to continue as a "going concern" shall not be an admission that the Corporation cannot pay its debts as they become due.

14.12 Financial Statement Restatement. The Corporation replaces its auditor, or any restatement of any financial statements filed by the Corporation with the SEC for any date or period from two years prior to the Issue Date of the Series D Preferred Stock and until this Series D Preferred Stock is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to this Series D Preferred Stock.

14.13 Reverse Splits. The Corporation effectuates a reverse split of its Common Stock without twenty (20) days prior written notice to the Holder.

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14.13 Replacement of Transfer Agent. In the event that the Corporation replaces its transfer agent, and the Corporation fails to provide prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Corporation and the Corporation that reserves the greater of (i) total amount of shares previously held in reserve for the Series D Preferred Stock with the Corporation's immediately preceding transfer agent and (ii) the Reserved Amount.

14.14 Cross-Default. Notwithstanding anything to the contrary contained in this Series D Preferred Stock or the other related or companion documents, a breach or default by the Corporation of any covenant or other term or condition contained in any of the other financial instrument, including but not limited to all convertible promissory notes, currently issued, or hereafter issued, by the Corporation, to the Holder or any 3rd party (the "Other Agreements"), after the passage of all applicable notice and cure or grace periods, shall, at the option of the Holder, be considered a default with respect to the Series D Preferred Stock, in which event the Holder shall be entitled to apply all rights and remedies of the Holder under the terms of the rights and designations of the Series D Preferred Stock by reason of a default under said Other Agreement or hereunder.

14.15 Inside Information. Any attempt by the Corporation or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Corporation or its officers, directors, and/or affiliates of, material non-public information concerning the Corporation, to the Holder or its successors and assigns, which is not immediately cured by Corporation's filing of a Form 8-K pursuant to Regulation FD on that same date.

14.16 No bid. At any time while the Series D Preferred Stock is outstanding, the lowest trading price of the Common Stock on the Principal Market or other applicable principal trading market for the Common Stock is equal to or less than $0.0001.

14.17 Prohibition on Debt and Variable Securities. So long as the Series D Preferred Stock is outstanding, the Corporation shall not, without written consent of the Investor, issue any Variable Security (as defined herein), unless (i) the Corporation is permitted to redeem the Series D Preferred Stock in cash at the time of the issuance of the respective Variable Security and (ii) the Corporation redeems the Series D Preferred Stock, pursuant to the terms of the Series D Preferred Stock, in cash at the time of the issuance of the respective Variable Security. A Variable Security shall mean any security issued by the Corporation that (i) has or may have conversion rights of any kind, contingent, conditional or otherwise in which the number of shares that may be issued pursuant to such conversion right varies with the market price of the common stock; (ii) is or may become convertible into common stock (including without limitation convertible debt, warrants or convertible preferred stock), with a conversion or exercise price that varies with the market price of the common stock, even if such security only becomes convertible or exercisable following an event of default, the passage of time, or another trigger event or condition; or (iii) was issued or may be issued in the future in exchange for or in connection with any contract, security, or instrument, whether convertible or not, where the number of shares of common stock issued or to be issued is based upon or related in any way to the market price of the common stock, including, but not limited to, common stock issued in connection with a Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange, provided, however, that a Variable Security shall not include a security with conversion rights subject to a floor price per share of 50% or greater than the closing price of the Common Stock on the issuance date of the security (such floor price shall not be subject to further lower adjustment for any reason).

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Upon the occurrence of any Event of Default specified in Sections 14.1, 14.3, 14.4, 14.5, 14.6, 14.7, 14.8, 14.9, 14.10, 14.11, 14.12, 14.13, 14.14, 14.15, 14.16, and/or 14.17, the Corporation shall pay to the Holder, in full satisfaction of its obligations under the Series D Preferred Stock, an amount equal to 140% (plus an additional 5% per each additional Event of Default that occurs hereunder) multiplied by the then aggregate Stated Value of all of the Series D Preferred Stock plus unpaid dividends, if any, plus any amounts owed to the Holder pursuant to any other section of the rights and designations of the Series D Preferred Stock (collectively, in the aggregate of all of the above, the "Default Amount"), all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity. Each time an Event of Default occurs, an additional discount of five percent (5%) shall be factored into the Series D Conversion Price. If the Corporation fails to immediately pay the Default Amount, then the Holder shall have the right at any time, to require the Corporation, to immediately issue, the number of shares of Common Stock of the Corporation equal to the Default Amount divided by the Series D Conversion Price then in effect, subject to issuance in tranches due to the beneficial ownership limitations contained in the rights and designations of this Series D Preferred Stock.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights of Series D Preferred Stock has been executed by a duly authorized officer of the Corporation on July 23, 2018.

Cruzani, Inc.

By:	/s/ Everett Dickson
Name:	Everett Dickson
Title:	Chief Executive Officer

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ANNEXA

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES D PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series D Preferred Stock indicated below into shares of common stock, $0.01 par value per share (the "Common Stock"), of Cruzani, Inc., a Nevada corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ____________________________________________________

Number of shares of Series D Preferred Stock owned prior to Conversion: ___________________________________

Number of shares of Series D Preferred Stock to be Converted: _____________________________________

Stated Value of shares of Series D Preferred Stock to be Converted: ___________________________________

Number of shares of Series D Preferred Stock to be owned subsequent to Conversion: ____________________________

[HOLDER]

Name:
Title:

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